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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-05727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planned Financial Programs, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brody 631-423-8800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ty 3/11/15

KW 3/17

OATH OR AFFIRMATION

I, Mark Brody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Financial Programs, Inc. of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mark Brody
Signature

Vice President
Title

Colleen Kovacs
Notary Public

COLLEEN KOVACS
Notary Public, State of New York
No. 01KO5036849, Suffolk County
Commission Expires Dec. 12, 2018

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com;
mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Planned Financial Programs, Inc.

We have audited the accompanying financial statements of Planned Financial Programs, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Planned Financial Programs, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Planned Financial Programs, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Planned Financial Programs, Inc.'s financial statements. The supplemental information is the responsibility of Planned Financial Programs, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

Planned Financial Programs Inc.
Statement of Financial Condition
As of December 31, 2014

ASSETS

Current Assets		
Cash and equivalents	$	21,794
Commissions receivable		52,750
Total Current Assets		74,544
Property and Equiment		-
Total Assets	$	74,544

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses	$	8,173
Stockholders' Equity		
Common stock no par value, 200 shares authorized, 100 shares issued and outstanding		5,000
Additional paid in capital		6,000
Retained earnings		55,371
Total Stockholders' Equity		66,371
Total Liabilities and Stockholders' Equity	$	74,544

See accompanying notes to financial statements.

Planned Financial Programs Inc.
Statement of Income
For the Year Ended December 31, 2014

Revenue:	
Commissions	$ 447,155
Interest income	21
Total revenue	447,176
Expenses:	
Officers' salaries	268,786
Other salary	51,520
Commission expense	37,969
Payroll taxes and benefits	26,383
Rent	21,540
Professional fees	13,100
Postage and office	5,392
Telephone and utilities	4,896
Subscriptions and dues	5,443
Insurance	2,805
Computer expenses	4,500
Miscellaneous	1,576
Total expense	443,911
Income before income taxes	3,265
Income taxes	175
Net income	$ 3,090

See accompanying notes to financial statements.

Planned Financial Programs Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Retained Earnings	Additional Paid in Capital	Total Stockholders' Equity
Balance, January 1, 2014	$ 5,000	$ 52,281	$ -	$ 57,281
Distributions to stockholders	-	-	-	-
Additional paid in capital	-		6,000	6,000
Net income	-	3,090		3,090
Balance, December 31, 2014	$ 5,000	$ 55,371	$ 6,000	$ 66,371

See accompanying notes to financial statements.

Planned Financial Programs Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,090
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
Commissions receivable		(4,426)
Other assets		3,587
Accrued expenses		1,633
NET CASH (USED) BY OPERATING ACTIVITIES		3,885
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in Equity (if applicable)		-
Additional paid in capital (if applicable)		6,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders (if applicable)		-
NET INCREASE IN CASH		9,885
Cash at January 1, 2014		11,909
Cash at December 31, 2014	$	21,794

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	175

See accompanying notes to financial statements.

Planned Financial Programs Inc.
Notes to Financial Statements
December 31, 2014

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PFP, Inc. (the "Company") was incorporated in 1991 in the state of NY. The Company is registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue recognition
Commission income and securities transactions are recorded on a trade-date basis. Revenue mutual fund commissions, which are recognized as earned.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company's is no longer subject to local income tax examinations by taxing authorities for years before 2010.

The Company has elected to be treated as a Subchapter S Corporation under the Internal Revenue Code. As an S corporation, the Company is not liable for federal income taxes for operating income. Instead the shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

Planned Financial Programs Inc.
Notes to Financial Statements
December 31, 2014

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for fiscal years beginning after December 1, 2011. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements, but did require certain additional disclosures.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2014, the Company's net capital was approximately $14,456, which was in excess of its minimum net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 3.03% at December 31, 2014.

NOTE 4. CONCENTRATIONS

The Company receives approximately 44% of its commissions from Oppenheimer Funds.

The Company maintains its cash and cash equivalents at a commercial bank and at its clearing broker. From time to time, the amount held at its commercial bank will exceed the federal insurance limit.

NOTE 5. LEASE AGREEMENT

The company's lease agreement is due to expire on February 28, 2015. The lease agreement is currently under negotiations.

Planned Financial Programs Inc.
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
As of December 31, 2014

Equity	$	66,371
Less: Non Allowable Assets Haircut		47,915
Tentative Net Capital		18,456
Net Capital		13,456
Net Capital Minimum Requirement		5,000
Excess Capital	$	8,456

Computation of Minimum Net Capital

Aggregate Indebtedness	$	56,088
Multiply Aggregate Indebtedness by One-Fifteenth	$	3,741
Statutory Minimum	$	5,000
Greater of the Statutory Minimum or One-Fifteenth (6.67%) of Aggregate Indebtedness	$	5,000
Ratio of Aggregate Indebtedness to Net Capital		3.04 : 1

Note: No material differences exist between this statement and the year-end FOCUS Report.

See independent auditors' report.

Planned Financial Programs Inc.
Statement Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2014

Reconciliation with Company's Computation included in Part II of Form X-17A-5 as of December 31, 2014		
Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	18,456
Audit Adjustments		
Other Audit Adjustments		-
Net Capital, as Audited	$	18,456

See independent auditors' report.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530
Telephone: (516) 742-2324 Fax: (516) 742-0530

E-mail: mrscpapc@gmail.com; mrsullivan@sullivancpapc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Planned Financial Programs, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Planned Financial Programs, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Planned Financial Programs, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Planned Financial Programs, Inc. stated that Planned Financial Programs, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Planned Financial Programs, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Planned Financial Programs, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael R. Sullivan & Company
Certified Public Accountants, P.C.
Garden City, New York

February 27, 2015

Planned Financial Programs Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKERS AND DALERS PURSUANT TO SEC RULE 15C3-3.
As of December 31, 2014

Planned Financial Programs Inc. Exemption Report
Planned Financial Programs Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission prepared as required by

(17 C.F.R. 240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240-17a5(d091) and (4). To the best of is knowledge and belief, the Company states the following:

1) The Company claimed and exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

2) The Company met the identified exemption provisions in 17 C.F.R. 15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Planned Financial Programs Inc.

I, Mark Brody swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Mark S Brody

Title: Vice President

February 25, 2015

Planned Financial Programs, Inc.

Table of Contents
December 31, 2014
